Exhibit 99.1

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m	$’m	$’m

Revenue	269.7	238.4	793.7	704.1

Operating expenses	(142.6)	(127.7)	(429.9)	(379.7)
Exceptional items	(9.4)	(14.3)	(51.8)	(12.3)
Acquisition related items	16.0	(0.1)	11.0	(0.2)
Amortisation – acquisition related	(15.0)	(12.6)	(43.3)	(37.0)
Depreciation and amortisation	(25.1)	(21.9)	(71.9)	(62.4)
Share based compensation and related items	(0.7)	(2.0)	(6.8)	(5.9)
Other gains/(losses) – net	2.4	(6.2)	(3.0)	4.6

Operating profit	95.3	53.6	198.0	211.2

Finance costs - net	(4.5)	(4.7)	(12.8)	(15.0)

Profit before income tax	90.8	48.9	185.2	196.2

Income tax expense	(11.6)	(16.5)	(36.8)	(52.1)

Profit for the period	79.2	32.4	148.4	144.1

Profit attributable to:
Owners of the parent	80.3	32.4	149.5	136.5
Non-controlling interests	(1.1)	-	(1.1)	7.6

	79.2	32.4	148.4	144.1

	$	$	$	$
Basic earnings per share	0.45	0.18	0.84	0.79
Diluted earnings per share	0.43	0.18	0.81	0.78

Weighted average number of shares used to compute earnings per share, basic	179,964,373	175,328,380	178,499,006	172,999,630
Weighted average number of shares used to compute earnings per share, diluted	187,893,323	176,547,638	183,630,386	175,835,360

There were no discontinued operations for either period presented.

Markit Ltd.

Consolidated Balance Sheet (Unaudited)

	September 30, 2014	December 31, 2013
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	60.3	62.3
Intangible assets	2,889.8	2,717.8
Deferred income tax assets	156.4	108.5
Derivative financial instrument assets	1.6	0.3

Total non-current assets	3,108.1	2,888.9

Current assets
Trade and other receivables	282.4	231.2
Derivative financial instruments	2.8	0.9
Current income tax receivables	4.6	3.6
Cash and cash equivalents	81.1	75.3

Total current assets	370.9	311.0

Total assets	3,479.0	3,199.9

Equity
Capital and reserves
Common shares	1.8	0.2
Share premium	441.0	372.9
Other reserves	(52.9)	19.5
Retained earnings	1,798.8	1,663.3

Equity attributable to owners of the parent	2,188.7	2,055.9

Non-controlling interest	36.6	-

Total equity	2,225.3	2,055.9

Liabilities
Non-current liabilities
Borrowings	419.2	472.7
Trade and other payables	138.1	29.6
Derivative financial instruments	0.3	0.3
Deferred income tax liabilities	205.1	140.6

Total non-current liabilities	762.7	643.2

Current liabilities
Borrowings	90.2	101.9
Trade and other payables	199.9	198.6
Deferred income	180.9	177.9
Current income tax liabilities	17.4	14.3
Derivative financial instruments	2.6	8.1

Total current liabilities	491.0	500.8

Total liabilities	1,253.7	1,144.0

Total equity and liabilities	3,479.0	3,199.9

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Markit Ltd.

Consolidated Statement Of Cash Flows (Unaudited)

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m

Profit before income tax	185.2	196.2
Adjustment for:
Amortisation – acquisition related	43.3	37.0
Depreciation and amortisation – other	71.9	62.4
Impairment of goodwill	-	12.7
Impairment of assets	8.3	-
Profit on sale of available-for-sale financial assets	-	(4.2)
Fair value gains on derivative financial instruments	-	(3.5)
Fair value (gains)/losses on contingent consideration	(15.6)	(0.1)
Share based compensation and related items	14.1	5.9
Finance costs – net	12.8	15.0
Foreign exchange losses/(gains) and other non-cash charges in operating activities	2.4	(0.6)
Changes in working capital:
Increase in trade and other receivables	(51.7)	(28.2)
Increase in trade and other payables	8.1	0.4

Cash generated from operations	278.8	293.0

Cash flows from operating activities
Cash generated from operations	278.8	293.0
Interest paid	(5.2)	(5.7)
Income tax paid	(35.0)	(49.6)

Net cash generated from operating activities	238.6	237.7

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed	(1.4)	-
Acquisition of subsidiaries, net of cash acquired	(127.2)	(46.0)
Purchases of property, plant and equipment	(18.4)	(23.5)
Proceeds from sale of available-for-sale financial assets	-	5.3
Purchases of intangible assets	(69.6)	(71.2)
Interest received	0.1	0.3

Net cash used in investing activities	(216.5)	(135.1)

Cash flows from financing activities
Proceeds from issuance of common shares	56.8	47.6
Share buy back	(77.8)	(77.8)
Transactions with non-controlling interest in subsidiaries	-	(178.0)
Proceeds from borrowings	100.0	177.0
Repayments of borrowings	(90.0)	(145.0)
Prepaid facility fees	(4.1)	-

Net cash used in financing activities	(15.1)	(176.2)

Net increase/(decrease) in cash and cash equivalents	7.0	(73.6)

Cash and cash equivalents at beginning of period	75.3	110.2
Net increase/(decrease) in cash and cash equivalents	7.0	(73.6)
Exchange losses on cash and cash equivalents	(1.2)	(1.1)

Cash and cash equivalents at end of period	81.1	35.5

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Markit Ltd.

Notes to the consolidated financial statements

1.	Operating expenses

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m	$’m	$’m
Personnel costs	(86.7)	(77.9)	(265.1)	(231.5)
Operating lease payments	(4.5)	(3.6)	(12.5)	(11.4)
Technology costs	(23.6)	(21.5)	(70.6)	(65.2)
Subcontractors and professional fees	(11.0)	(9.6)	(31.2)	(27.7)
Other expenses	(16.8)	(15.1)	(50.5)	(43.9)

	(142.6)	(127.7)	(429.9)	(379.7)

The operating expenses above exclude exceptional items, acquisition related items, other gains/(losses) – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

2.	Exceptional items

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m	$’m	$’m
Exceptional items:
- Legal advisory costs	(1.1)	(1.6)	(4.0)	(3.8)
- Goodwill impairment	-	(12.7)	-	(12.7)
- Impairment of assets	(8.3)	-	(8.3)	-
- Profit on sale of available-for-sale financial asset	-	-	-	4.2
- IPO preparation and execution costs	-	-	(12.1)	-
- Accelerated share based compensation charges	-	-	(7.3)	-
- Recognition of liability for social security costs on option exercise	-	-	(20.1)	-

	(9.4)	(14.3)	(51.8)	(12.3)

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “company”) and its subsidiaries (hereinafter the “Group”).

An $8.3 million impairment charge relating to other intangible assets at Credit Centre, within our Processing division, was recorded following a recent decision to wind down the business due to the market not evolving as expected.

During the second quarter of 2014, the Group recognised a liability for social security costs on option exercises as the Group agreed to meet these obligations on behalf of employees. This has been classified as an exceptional item due to the one-off nature and size of the initial recognition.

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The completion of the IPO resulted in a non-recurring acceleration of vesting for options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

IPO preparation and execution costs consisted of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

Profit on the sale of available for sale financial asset relates to the gain realised on the sale of an investment, which due to its size and one off occurrence has been classified as exceptional.

The goodwill impairment charge arose in the BOAT cash generating unit included in the Information operating segment. This was following the decision to discontinue the business in September 2013.

3.	Out of period adjustments

The interim consolidated financial statements for the three and nine month periods ended September 30, 2014 include certain out of period adjustments which are not considered material to the prior year financial statements.

These adjustments result in a net credit to the income statement of $12.5 million and $9.2 million for the three and nine month periods respectively and a net charge of $7.5 million to adjusted earnings for both periods and are detailed as follows:

–

Credits of $8.4 million and $5.0 million for the three and nine month periods respectively, related to deferred income tax liabilities associated with the prior year acquisition of Non-controlling interests. A deferred income tax liability of $63.7 million has been recognised through equity in regard to this.

–	Credits of $11.6 million and $11.7 million for the three and nine month periods respectively related to deferred income tax assets associated with a prior year acquisition.

–

A charge of $7.5 million impacting both the three and nine month periods related to deferred income tax liabilities associated with prior year capitalised development costs. Note that only this adjustment impacts adjusted earnings since the other adjustments relate to acquisitions.

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